UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Rubicon Technologies, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

78112J109

(CUSIP Number)

August 15, 2022 and March 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 78112J109

(1)	NAMES OF REPORTING PERSONS Palantir Technologies Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,940,302(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,940,302(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,940,302(1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%(2)
(12)	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The Reporting Person acquired 3,500,000 shares of Class A common stock on August 15, 2022 and acquired an additional 5,440,302 shares of Class A common stock on March 31, 2023 as payment for certain outstanding receivables.

(2)

Based on 62,614,404 shares of Class A common stock outstanding as of March 22, 2023 as stated by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022. At the time of the Reporting Person’s acquisition of 3,500,000 shares of Class A common stock on August 15, 2022, the Reporting Person owned 7.5% of the Issuer’s shares of Class A common stock, based 46,300,005 shares of Class A common stock outstanding on such date as stated by the Issuer in its Current Report on Form 8-K filed on August 19, 2022.

Item 1.

(a)	Name of Issuer:

Rubicon Technologies, Inc.

(b) Address of Issuer’s Principal Executive Offices:

100 West Main Street, Suite #610

Lexington, Kentucky 40507

Item 2.

(a) Name of Persons Filing:

Palantir Technologies Inc. (the “Reporting Person”)

(b) Address of Principal Business Office or, if none, Residence:

1200 17th Street, Floor 15

Denver, Colorado 80202

(c) Citizenship:

The Reporting Person is a corporation incorporated under the laws of State of Delaware.

(d) Title of Class of Securities:

Class A common stock, $0.0001 par value per share

(e) CUSIP Number:

78112J109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 8,940,302 shares

The Reporting Person acquired 3,500,000 shares of Class A common stock on August 15, 2022 and acquired an additional 5,440,302 shares of Class A common stock on March 31, 2023 as payment for certain outstanding receivables.

(b) Percent of class: 14.3%

Based on 62,614,404 shares of Class A common stock outstanding as of March 22, 2023 as stated by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022.

At the time of the Reporting Person’s acquisition of 3,500,000 shares of Class A common stock on August 15, 2022, the Reporting Person owned 7.5% of the Issuer’s shares of Class A common stock, based 46,300,005 shares of Class A common stock outstanding on such date as stated by the Issuer in its Current Report on Form 8-K filed on August 19, 2022.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

8,940,302 shares (see Item 4(a))

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

8,940,302 shares (see Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of

0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023

PALANTIR TECHNOLOGIES INC.

By:	/s/ David Glazer
Name:	David Glazer
Its:	Chief Financial Officer